1-5313

02044385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Potlatch Corporation Savings Plan for Hourly Employees

Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

P

TOTAL PAGES : 15

EXHIBIT INDEX LOCATED ON PAGE NO. 14

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

Table of Contents

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings
Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Potlatch Corporation Savings Plan for Hourly Employees as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Potlatch Corporation Savings Plan for Hourly Employees as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
May 17, 2002

POTLATCH CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Net Assets
Available for Benefits
At December 31, 2001

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Assets										
Cash and equivalents	$ -	$ -	$ -	$ -	$ -	$ -	$ 37,585	$ -	$ -	$ 37,585
Investments, at fair value (Note 3):										
Putnam Stable Value Fund	32,713,178	-	-	-	-	-	-	-	-	32,713,178
George Putnam Fund of Boston	-	6,596,583	-	-	-	-	-	-	-	6,596,583
Putnam Convertible Income Growth Trust	-	-	11,180,505	-	-	-	-	-	-	11,180,505
Putnam Fund for Growth and Income	-	-	-	15,531,987	-	-	-	-	-	15,531,987
Putnam Voyager Fund	-	-	-	-	41,051,038	-	-	-	-	41,051,038
Putnam Global Growth Fund	-	-	-	-	-	5,597,249	-	-	-	5,597,249
Potlatch Stock Fund	-	-	-	-	-	-	45,272,267	-	-	45,272,267
Putnam S&P 500 Index Fund	-	-	-	-	-	-	-	3,916,928	-	3,916,928
Loan Fund	-	-	-	-	-	-	-	-	13,000,029	13,000,029
Total investments	32,713,178	6,596,583	11,180,505	15,531,987	41,051,038	5,597,249	45,272,267	3,916,928	13,000,029	174,859,764
Total assets	32,713,178	6,596,583	11,180,505	15,531,987	41,051,038	5,597,249	45,309,852	3,916,928	13,000,029	174,897,349
Liabilities										
Forfeitures	-	-	-	-	-	-	37,585	-	-	37,585
Total liabilities	-	-	-	-	-	-	37,585	-	-	37,585
Net assets available for benefits	$ 32,713,178	$ 6,596,583	$ 11,180,505	$ 15,531,987	$ 41,051,038	$ 5,597,249	$ 45,272,267	$ 3,916,928	$ 13,000,029	$ 174,859,764

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Net Assets
Available for Benefits
At December 31, 2000

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Assets										
Cash and equivalents	$ -	$ -	$ -	$ -	$ -	$ -	$ 16,126	$ -	$ -	$ 16,126
Investments, at fair value (Note 3):										
Putnam Stable Value Fund	30,159,297	-	-	-	-	-	-	-	-	30,159,297
George Putnam Fund of Boston	-	6,488,568	-	-	-	-	-	-	-	6,488,568
Putnam Convertible Income Growth Trust	-	-	13,216,895	-	-	-	-	-	-	13,216,895
Putnam Fund for Growth and Income	-	-	-	16,613,032	-	-	-	-	-	16,613,032
Putnam Voyager Fund	-	-	-	-	51,878,167	-	-	-	-	51,878,167
Putnam Global Growth Fund	-	-	-	-	-	6,497,696	-	-	-	6,497,696
Potlatch Stock Fund	-	-	-	-	-	-	50,400,985	-	-	50,400,985
Putnam S&P 500 Index Fund	-	-	-	-	-	-	-	3,955,509	-	3,955,509
Loan Fund	-	-	-	-	-	-	-	-	12,645,211	12,645,211
Total investments	30,159,297	6,488,568	13,216,895	16,613,032	51,878,167	6,497,696	50,400,985	3,955,509	12,645,211	191,855,360
Total assets	30,159,297	6,488,568	13,216,895	16,613,032	51,878,167	6,497,696	50,417,111	3,955,509	12,645,211	191,871,486
Liabilities										
Forfeitures	-	-	-	-	-	-	15,485	-	-	15,485
Total liabilities	-	-	-	-	-	-	15,485	-	-	15,485
Net assets available for benefits	$ 30,159,297	$ 6,488,568	$ 13,216,895	$ 16,613,032	$ 51,878,167	$ 6,497,696	$ 50,401,626	$ 3,955,509	$ 12,645,211	$ 191,856,001

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2001

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Income on fund transactions:										
Interest income	$ 1,809,243	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 993,173	$ 2,802,416
Dividend and other income	-	215,412	527,632	528,003	1,849,307	-	1,759,693	-	-	4,880,047
	1,809,243	215,412	527,632	528,003	1,849,307	-	1,759,693	-	993,173	7,682,463
Contributions (Note 2):										
Employee	2,753,226	732,071	928,858	1,801,654	5,081,081	1,129,611	1,769,427	798,302	-	14,994,230
Employer	-	-	-	-	-	-	4,196,062	-	-	4,196,062
	2,753,226	732,071	928,858	1,801,654	5,081,081	1,129,611	5,965,489	798,302	-	19,190,292
Transfer to loan fund	-	-	-	-	-	-	-	-	257,120	257,120
Transfers from other funds	17,450,058	546,492	107,331	776,633	12,115,965	1,312,869	2,093,811	332,664	-	34,735,823
Transfers from other plans	6,110	-	-	44	1,562	-	15,751	-	12,000	35,467
	17,456,168	546,492	107,331	776,677	12,117,527	1,312,869	2,109,562	332,664	12,000	34,771,290
Total increases	22,018,637	1,493,975	1,563,821	3,106,334	19,047,915	2,442,480	9,834,744	1,130,966	1,262,293	61,901,165
Less distributions, forfeitures and transfers to other accounts:										
Distributions to participating employees:										
Cash	5,750,299	808,940	1,421,724	1,563,738	3,254,926	355,121	2,302,663	313,829	865,319	16,636,559
Market value of shares distributed in settlement of employees' accounts	-	-	-	-	-	-	1,380,782	-	-	1,380,782
Forfeitures and other adjustments to employer contributions	-	-	-	-	-	-	22,100	-	-	22,100
Loan fees	7,211	1,206	1,850	3,255	8,583	1,424	5,222	923	-	29,674
Transfers to (from) loan fund	101,794	10,520	54,324	17,361	2,514	(64,707)	177,864	(42,550)	-	257,120
Transfers to other funds	13,591,151	375,651	594,771	1,050,790	13,008,279	1,061,751	4,636,375	417,055	-	34,735,823
Transfers to other plans	14,301	12,930	2,024	30,003	121,326	35,623	110,154	7,011	42,156	375,528
	19,464,756	1,209,247	2,074,693	2,665,147	16,395,628	1,389,212	8,635,160	696,268	907,475	53,437,586
Market value depreciation of assets	-	176,713	1,525,518	1,522,232	13,479,416	1,953,715	6,328,943	473,279	-	25,459,816
Total decreases	19,464,756	1,385,960	3,600,211	4,187,379	29,875,044	3,342,927	14,964,103	1,169,547	907,475	78,897,402
Net increase (decrease)	2,553,881	108,015	(2,036,390)	(1,081,045)	(10,827,129)	(900,447)	(5,129,359)	(38,581)	354,818	(16,996,237)
Net assets available for benefits:										
Beginning of period	30,159,297	6,488,568	13,216,895	16,613,032	51,878,167	6,497,696	50,401,626	3,955,509	12,645,211	191,856,001
End of period	$ 32,713,178	$ 6,596,583	$ 11,180,505	$ 15,531,987	$ 41,051,038	$ 5,597,249	$ 45,272,267	$ 3,916,928	$ 13,000,029	$ 174,859,764

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2000

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Income on fund transactions:										
Interest income	$ 1,966,791	$ -	$ -	$ -	$ -	$ -	$ 215	$ -	$ 956,061	$ 2,923,067
Dividend and other income	-	220,978	1,481,611	589,494	5,035,861	972,111	2,380,638	-	-	10,680,693
	1,966,791	220,978	1,481,611	589,494	5,035,861	972,111	2,380,853	-	956,061	13,603,760
Market value appreciation of assets	-	333,833	-	608,932	-	-	-	-	-	942,765
Contributions (Note 2):										
Employee	2,823,776	785,710	1,007,130	2,017,795	5,572,235	1,263,103	2,075,146	886,764	-	16,431,659
Employer	-	-	-	-	-	-	4,547,271	-	-	4,547,271
	2,823,776	785,710	1,007,130	2,017,795	5,572,235	1,263,103	6,622,417	886,764	-	20,978,930
Transfer to loan fund	-	-	-	-	-	-	-	-	547,789	547,789
Transfers from other funds	26,547,763	361,087	591,440	1,444,332	24,608,421	6,458,904	12,939,954	2,511,114	-	75,463,015
Transfers from other plans	14,993	691	24,512	4,032	56,320	18,836	56,081	9,243	39,879	224,587
	26,562,756	361,778	615,952	1,448,364	24,664,741	6,477,740	12,996,035	2,520,357	39,879	75,687,602
Total increases	31,353,323	1,702,299	3,104,693	4,664,585	35,272,837	8,712,954	21,999,305	3,407,121	1,543,729	111,760,846
Less distributions, forfeitures and transfers to other accounts:										
Distributions to participating employees:										
Cash	4,168,626	248,431	820,173	725,830	2,105,462	304,488	1,185,464	160,202	663,713	10,382,389
Market value of shares distributed in settlement of employees' accounts	-	-	-	-	-	-	817,099	-	-	817,099
Forfeitures and other adjustments to employer contributions	-	-	-	-	-	-	16,057	-	-	16,057
Loan fees	7,185	1,020	2,086	2,789	9,504	1,498	4,283	874	-	29,239
Transfers to (from) loan fund	112,865	2,970	58,863	(90,881)	403,673	11,181	117,397	(68,279)	-	547,789
Transfers to other funds	33,332,215	943,838	1,405,301	3,412,624	21,090,910	4,723,524	8,398,609	2,155,994	-	75,463,015
Transfers to other plans	54,340	10,353	42,509	39,220	149,935	28,740	128,352	3,376	65,707	522,532
	37,675,231	1,206,612	2,328,932	4,089,582	23,759,484	5,069,431	10,667,261	2,252,167	729,420	87,778,120
Market value depreciation of assets	-	-	2,629,885	-	14,950,423	3,432,053	14,107,121	374,542	-	35,494,024
Total decreases	37,675,231	1,206,612	4,958,817	4,089,582	38,709,907	8,501,484	24,774,382	2,626,709	729,420	123,272,144
Net increase (decrease)	(6,321,908)	495,687	(1,854,124)	575,003	(3,437,070)	211,470	(2,775,077)	780,412	814,309	(11,511,298)
Net assets available for benefits:										
Beginning of period	36,481,205	5,992,881	15,071,019	16,038,029	55,315,237	6,286,226	53,176,703	3,175,097	11,830,902	203,367,299
End of period	$ 30,159,297	$ 6,488,568	$ 13,216,895	$ 16,613,032	$ 51,878,167	$ 6,497,696	$ 50,401,626	$ 3,955,509	$ 12,645,211	$ 191,856,001

The accompanying notes are an integral part of these financial statements.

Note 1. Principal Accounting Policies

Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting. Investment transactions are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Note 2. General

The plan is sponsored and administered by Potlatch Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Plan expenses are generally paid by Potlatch except to the extent that expenses are paid from participant forfeitures of employer matching contributions.

Participants should refer to the plan prospectus and the appendix for the appropriate participating unit for a more complete description of the plan's provisions.

Each eligible hourly employee who elects to participate in the plan makes deferred contributions, through regular payroll deductions, equal to any whole percentage of monthly earnings, up to the percentage specified in the appendix applicable to the eligible employee's participating unit. Deferred contributions are deducted before income taxes are withheld. Participants may invest in any combination of eight investment funds: a Potlatch Stock Fund and seven mutual funds. The seven mutual funds are: the Putnam Stable Value Fund, the George Putnam Fund of Boston, the Putnam Convertible Income Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Global Growth Fund and the Putnam S&P 500 Index Fund.

Employer matching contributions to the plan on behalf of each plan participant equal the matching rate (if any) specified in the appendix applicable to the participant's participating unit. Employer matching contributions are invested in the Potlatch Stock Fund. Federal tax rules place certain limitations on employee and employer contributions.

The plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a distribution from another employer's qualified plan, subject to certain restrictions.

Note 2. General (cont.)

Separate accounts are maintained for each participant's deferred and rollover employee contributions by investment fund and a matching account is maintained for each participant's employer matching contributions. Employer matching contribution accounts may not be actively managed until the participant reaches age 55. The accounts are credited with contributions and earnings or losses attributable to such contributions.

A participant may transfer past deferred and rollover contributions among funds at any time.

A participant's interest in his or her deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the plan, according to the appendix applicable to the participant's participating unit. A participant's matching account will become 100% vested without regard to the participant's years of service if the plan terminates, or if the participant attains age 65 as an employee of the company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year or be used to pay plan expenses, or a combination thereof. At December 31, 2001, forfeited nonvested accounts totaled $37,585. These accounts will be used to reduce future employer contributions or pay plan expenses. Also, in 2001, employer contributions were reduced by $0 from forfeited nonvested accounts.

As provided by the plan, participants may borrow from their fund accounts. Repayment of principal and interest is made through periodic payroll deductions.

Note 3. Investments

The fair value of individual investments that represent 5% or more of the plan's net assets are as follows:

	December 31	
	2001	2000
Putnam Stable Value Fund	$ 32,713,178	$ 30,159,297
Putnam Convertible Income Growth Trust	11,180,505	13,216,895
Putnam Fund for Growth and Income	15,531,987	16,613,032
Putnam Voyager Fund	41,051,038	51,878,167
Potlatch Stock Fund	45,272,267	50,400,985
Loan Fund	13,000,029	12,645,211
	158,749,004	174,913,587
Other investments	16,110,760	16,941,773
	$174,859,764	$191,855,360

Note 3. Investments (cont.)

Investments include nonparticipant-directed investments as follows:

	December 31	
	2001	2000
Potlatch Stock Fund	$20,252,116	$21,036,968

Note 4. Plan Termination

Although the plan sponsor expects to continue the plan indefinitely, inasmuch as future conditions cannot be foreseen, the plan sponsor reserves the right to amend or terminate the plan at any time. In the event of plan termination, participants will become 100% vested in their accounts.

Note 5. Related Party Transactions

Certain plan investments are shares of mutual funds managed by Putnam Investment Management, Inc. Putnam Fiduciary Trust Company (Putnam) is the trustee as defined by the plan and, therefore, the transactions related to these mutual funds are classified as "party-in-interest transactions." Fees for administrative services provided by Putnam are paid by the plan sponsor. Loan service fees are paid by the participant.

Note 6. Tax Status

The Internal Revenue Service has determined by a letter dated January 20, 1997, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan and trust have been amended since receiving the determination letter. However, the plan sponsor believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

Party-In-Interest	Issue	Description	Cost	Current Value
*	Putnam Funds	Putnam Stable Value Fund	$32,713,178	$32,713,178
*	Putnam Funds	George Putnam Fund of Boston	7,020,268	6,596,583
*	Putnam Funds	Putnam Convertible Income Growth Trust	15,068,922	11,180,505
*	Putnam Funds	Putnam Fund for Growth and Income	18,100,234	15,531,987
*	Putnam Funds	Putnam Voyager Fund	56,382,687	41,051,038
*	Putnam Funds	Putnam Global Growth Fund	8,847,811	5,597,249
*	Potlatch Corporation	Common Stock	58,146,383	45,272,267
*	Putnam Funds	Putnam S&P 500 Index Fund	4,427,926	3,916,928
*	Employee Loans	4.75% to 9.5%	-	13,000,029

See accompanying independent auditors' report.

Schedule II

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
Schedule of Reportable Transactions
For the Year Ended December 31, 2001

Five percent reportable transactions as certified by Putnam Fiduciary Trust Company for the year ended December 31, 2001, for the Potlatch Corporation Savings Plan for Hourly Employees are detailed below.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

Potlatch Corporation Savings Plan
for Hourly Employees

By Terry L. Carter
Terry L. Carter, Controller
Potlatch Corporation

Date: June 28, 2002

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Consent of Independent Auditors

Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings Plan for
Hourly Employees:

We consent to incorporation by reference in the Registration Statement (Nos. 333-17145 and 333-42808) on Form S-8 of our report dated May 17, 2002 relating to the statements of net assets available for benefits of Potlatch Corporation Savings Plan for Hourly Employees as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of Potlatch Corporation Savings Plan for Hourly Employees.

KPMG LLP

Portland, Oregon
June 27, 2002

Exhibit (23)